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KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

Kadant Reports 2012 Second Quarter Results
Lowers Full Year 2012 Revenue and EPS Guidance

WESTFORD, Mass., July 30, 2012 – Kadant Inc. (NYSE:KAI) reported its financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Financial Highlights

- GAAP diluted earnings per share (EPS) from continuing operations was $0.56 in the second quarter of 2012 compared to $0.59 in the second quarter of 2011. Guidance was $0.50 to $0.52.
- Revenues were $83.0 million in the quarter compared to $82.5 million in the second quarter of 2011. Guidance was $83 to $85 million.
- Net income was $6.5 million in the quarter compared to $7.3 million in the second quarter of 2011.
- EBITDA was $11.4 million in the quarter, down 8% from the second quarter of 2011, and was 13.8% of revenues compared to 15.1% in last year's second quarter.
- Cash flows from continuing operations were $8.6 million in the quarter, up 25% from the second quarter of 2011.
- Repurchases of common stock were $7.3 million in the second quarter of 2012.

Note: EBITDA is a non-GAAP measure that excludes certain items as detailed later in this press release under the heading "Use of Non-GAAP Financial Measures" and in the reconciliation tables below.

Management Commentary

"We were very pleased with our results in the second quarter of 2012," said Jonathan W. Painter, president and chief executive officer of Kadant. "Diluted EPS from continuing operations was $0.56, one of the best performances in our twenty-year history as a public company, and exceeded our guidance, which was $0.50 to $0.52.

"Revenues of $83.0 million were at the low end of our guidance, which was $83 to $85 million, and included an unfavorable foreign exchange translation effect of $3.5 million. Revenues also included a $2.4 million increase from Kadant M-Clean, which was acquired late in the second quarter of 2011 and included only one month's results in that period. We were encouraged that our product gross margins were a solid 43.7 percent, although down from the near record level of 45.7 percent in the second quarter of 2011. Our EBITDA was $11.4 million in the second quarter of 2012, down from $12.5 million in the second quarter of 2011, and represented 13.8 percent of revenues. Operating cash flows from continuing operations were $8.6 million, up from $6.8 million in last year's second quarter, and we repurchased $7.3 million of our common stock in the quarter. Cash less debt was $30.1 million at the end of the quarter.

"The global economic uncertainty, particularly in Europe and China, continued to impact our booking results in the second quarter of 2012. Consolidated bookings were $77.4 million in the second quarter of 2012, down 11 percent from last year's second quarter, and included decreases of 30 percent and 19 percent in Europe and China, respectively. Consolidated bookings were flat on a sequential basis."

Second Quarter 2012

Kadant reported revenues from continuing operations of $83.0 million in the second quarter of 2012, an increase of $0.5 million compared with $82.5 million in the second quarter of 2011. Revenues for the second quarter of 2012 included a $3.5 million decrease from foreign currency translation and a $2.4 million increase from Kadant M-Clean compared to the second quarter of 2011. Operating income from continuing operations was $9.4 million in the second quarter of 2012 compared to $10.5 million in the second quarter of 2011. Net income was $6.5 million in the second quarter of 2012, or $0.56 per diluted share, compared to $7.3 million, or $0.59 per diluted share, in the second quarter of 2011.

Guidance

"Looking forward, the continuing weak economic conditions in Europe and China, coupled with our recent bookings results and the adverse translation effect associated with the strengthening U.S. dollar, have led us to reduce guidance for the second half of the year," Jonathan W. Painter continued. "We expect to achieve diluted EPS of $0.49 to $0.51 in the third quarter of 2012 on revenues of $80 to $82 million. For the full year, we expect to achieve diluted EPS of $2.05 to $2.10 on revenues of $325 to $330 million, revised from our previous guidance of $2.10 to $2.20 on revenues of $335 to $345 million. I should note that if we achieve the revised EPS guidance for the full year, it will be the second highest result we have ever attained."

Conference Call

Kadant will hold a webcast with a slide presentation for investors on Tuesday, July 31, 2012, at 11 a.m. eastern time to discuss its second quarter performance, as well as future expectations. To access the webcast, including the slideshow and accompanying audio, go to www.kadant.com and click on the "Investors" tab. To listen to the webcast via teleconference, call 866-804-6926 within the U.S., or +1-857-350-1672 outside the U.S. and reference participant passcode 83375884. Prior to the call, our earnings release and the slides used in the webcast presentation will be filed with the Securities and Exchange Commission and will be available at www.sec.gov. An archive of the webcast presentation will be available on our Web site until August 30, 2012.

Shortly after the webcast, Kadant will post its updated general investor presentation incorporating the second quarter results on its Web site at www.kadant.com under the "Investors" tab.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of foreign currency translation, earnings before interest, taxes, depreciation, and amortization (EBITDA), and adjusted EBITDA.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors to gain a better understanding of our underlying operating performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes. We also believe this information is responsive to investors' requests and gives them an additional measure of our performance.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

We present increases or decreases in revenues excluding the effect of foreign currency translation to provide investors insight into underlying revenue trends.

Adjusted EBITDA excludes pre-tax gains of $2.3 million, net of restructuring costs of $0.4 million in the twelve-month period ended June 30, 2012. These items are excluded as they are not indicative of our core operating results and not comparable to other periods, which have differing levels of incremental costs or other income, or none at all.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in this press release.

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Financial Highlights (unaudited)
(In thousands, except per share amounts and percentages)

Consolidated Statement of Income	Three Months Ended June 30, 2012	Three Months Ended July 2, 2011	Six Months Ended June 30, 2012	Six Months Ended July 2, 2011
Revenues	$ 82,982	$ 82,457	$ 167,095	$ 154,137
Costs and Operating Expenses:				
Cost of revenues	46,684	44,751	92,425	82,338
Selling, general, and administrative expenses	25,490	25,821	51,633	50,294
Research and development expenses	1,393	1,403	2,925	2,715
Other expense (a)	-	-	307	-
	73,567	71,975	147,290	135,347
Operating Income	9,415	10,482	19,805	18,790
Interest Income	74	122	168	221
Interest Expense	(196)	(299)	(405)	(556)
Income from Continuing Operations before Provision for Income Taxes	9,293	10,305	19,568	18,455
Provision for Income Taxes	2,705	2,927	5,843	5,200
Income from Continuing Operations	6,588	7,378	13,725	13,255
Loss from Discontinued Operation, Net of Tax	(3)	(5)	(64)	(9)
Net Income	6,585	7,373	13,661	13,246
Net Income Attributable to Noncontrolling Interest	(42)	(69)	(65)	(151)
Net Income Attributable to Kadant	$ 6,543	$ 7,304	$ 13,596	$ 13,095
Amounts Attributable to Kadant:				
Income from Continuing Operations	$ 6,546	$ 7,309	$ 13,660	$ 13,104
Loss from Discontinued Operation, Net of Tax	(3)	(5)	(64)	(9)
Net Income Attributable to Kadant	$ 6,543	$ 7,304	$ 13,596	$ 13,095
Earnings per Share from Continuing Operations Attributable to Kadant:				
Basic	$ 0.57	$ 0.59	$ 1.18	$ 1.07
Diluted	$ 0.56	$ 0.59	$ 1.17	$ 1.05
Earnings per Share Attributable to Kadant:				
Basic	$ 0.57	$ 0.59	$ 1.17	$ 1.07
Diluted	$ 0.56	$ 0.59	$ 1.16	$ 1.05
Weighted Average Shares:				
Basic	11,575	12,321	11,614	12,294
Diluted	11,679	12,477	11,704	12,442

Revenues by Product Line	Three Months Ended June 30, 2012	Three Months Ended July 2, 2011	Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (b,c)
Stock-Preparation	$ 28,674	$ 32,320	$ (3,646)	$ (2,821)
Fluid-Handling	23,741	24,471	(730)	583
Doctoring	13,985	13,694	291	910
Water-Management	13,046	8,515	4,531	5,179
Other	515	621	(106)	(27)
Papermaking Systems Segment	79,961	79,621	340	3,824
Fiber-based Products	3,021	2,836	185	185
	$ 82,982	$ 82,457	$ 525	$ 4,009

	Six Months Ended June 30, 2012	Six Months Ended July 2, 2011	Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (b,c)
Stock-Preparation	$ 61,391	$ 55,643	$ 5,748	$ 6,622
Fluid-Handling	46,109	47,104	(995)	688
Doctoring	27,622	27,757	(135)	732
Water-Management	23,853	15,330	8,523	9,331
Other	1,136	1,321	(185)	(59)
Papermaking Systems Segment	160,111	147,155	12,956	17,314
Fiber-based Products	6,984	6,982	2	2
	$ 167,095	$ 154,137	$ 12,958	$ 17,316

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Sequential Revenues by Product Line	Three Months Ended June 30, 2012	Three Months Ended March 31, 2012	Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (b,c)
Stock-Preparation	$ 28,674	$ 32,717	$ (4,043)	$ (3,860)
Fluid-Handling	23,741	22,368	1,373	1,759
Doctoring	13,985	13,637	348	429
Water-Management	13,046	10,807	2,239	2,356
Other	515	621	(106)	(85)
Papermaking Systems Segment	79,961	80,150	(189)	599
Fiber-based Products	3,021	3,963	(942)	(942)
	$ 82,982	$ 84,113	$ (1,131)	$ (343)

Revenues by Geography (d)	Three Months Ended June 30, 2012	Three Months Ended July 2, 2011	Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (b,c)
North America	$ 40,730	$ 36,634	$ 4,096	$ 4,590
Europe	18,861	19,560	(699)	1,007
China	11,151	15,754	(4,603)	(4,642)
South America	5,714	4,877	837	1,681
Other	6,526	5,632	894	1,373
	$ 82,982	$ 82,457	$ 525	$ 4,009

	Six Months Ended June 30, 2012	Six Months Ended July 2, 2011	Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (b,c)
North America	$ 80,429	$ 74,802	$ 5,627	$ 6,310
Europe	37,901	33,598	4,303	6,588
China	23,044	24,610	(1,566)	(2,005)
South America	11,508	9,579	1,929	3,051
Other	14,213	11,548	2,665	3,372
	$ 167,095	$ 154,137	$ 12,958	$ 17,316

Sequential Revenues by Geography	Three Months Ended June 30, 2012	Three Months Ended March 31, 2012	Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (b,c)
North America	$ 40,730	$ 39,699	$ 1,031	$ 1,146
Europe	18,861	19,040	(179)	74
China	11,151	11,893	(742)	(668)
South America	5,714	5,794	(80)	196
Other	6,526	7,687	(1,161)	(1,091)
	$ 82,982	$ 84,113	$ (1,131)	$ (343)

Business Segment Information	Three Months Ended June 30, 2012	Three Months Ended July 2, 2011	Six Months Ended June 30, 2012	Six Months Ended July 2, 2011
Gross Profit Margin:				
Papermaking Systems	43.4%	45.3%	44.2%	46.3%
Fiber-based Products	52.8%	56.6%	54.8%	53.2%
	43.7%	45.7%	44.7%	46.6%
Operating Income:				
Papermaking Systems	$ 11,772	$ 13,073	$ 23,876	$ 23,770
Corporate and Fiber-based Products	(2,357)	(2,591)	(4,071)	(4,980)
	$ 9,415	$ 10,482	$ 19,805	$ 18,790
Bookings from Continuing Operations:				
Papermaking Systems	$ 74,794	$ 85,564	$ 149,012	$ 165,832
Fiber-based Products	2,617	1,777	5,993	5,808
	$ 77,411	$ 87,341	$ 155,005	$ 171,640
Capital Expenditures from Continuing Operations:				
Papermaking Systems	$ 503	$ 2,746	$ 761	$ 3,910
Corporate and Fiber-based Products	80	54	80	54
	$ 583	$ 2,800	$ 841	$ 3,964

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Cash Flow and Other Data from Continuing Operations	Three Months Ended June 30, 2012	Three Months Ended July 2, 2011	Six Months Ended June 30, 2012	Six Months Ended July 2, 2011
Cash Provided by Operations	$ 8,558	$ 6,839	$ 4,532	$ 7,206
Depreciation and Amortization Expense	2,029	1,982	4,272	3,847

Balance Sheet Data	June 30, 2012	Dec. 31, 2011
Assets		
Cash, Cash Equivalents, and Restricted Cash	$ 42,099	$ 47,650
Accounts Receivable, net	57,134	59,492
Inventories	49,167	50,527
Unbilled Contract Costs and Fees	10,662	3,244
Other Current Assets	12,788	13,378
Property, Plant and Equipment, net	38,055	40,095
Intangible Assets	27,288	29,053
Goodwill	104,912	105,959
Other Assets	9,041	9,000
	$ 351,146	$ 358,398
Liabilities and Shareholders' Investment		
Accounts Payable	$ 25,645	$ 28,624
Short- and Long-term Debt	12,000	12,250
Other Liabilities	84,543	93,894
Total Liabilities	$ 122,188	$ 134,768
Shareholders' Investment	$ 228,958	$ 223,630
	$ 351,146	$ 358,398

Adjusted EBITDA Reconciliation	Three Months Ended June 30, 2012	Three Months Ended July 2, 2011	Six Months Ended June 30, 2012	Six Months Ended July 2, 2011	Twelve Months Ended June 30, 2012
Consolidated					
Net Income Attributable to Kadant	$ 6,543	$ 7,304	$ 13,596	$ 13,095	$ 34,076
Net Income Attributable to Noncontrolling Interest	42	69	65	151	188
Loss from Discontinued Operation, Net of Tax	3	5	64	9	64
Provision for Income Taxes	2,705	2,927	5,843	5,200	4,928
Interest Expense, net	122	177	237	335	469
Operating Income	9,415	10,482	19,805	18,790	39,725
Depreciation and Amortization	2,029	1,982	4,272	3,847	8,361
EBITDA (c)	$ 11,444	$ 12,464	$ 24,077	$ 22,637	$ 48,086
Restructuring costs and other income, net					(1,874)
Adjusted EBITDA (c)					$ 46,212
Papermaking Systems					
Operating Income	$ 11,772	$ 13,073	$ 23,876	$ 23,770	
Depreciation and Amortization	1,909	1,860	4,033	3,604	
EBITDA (c)	$ 13,681	$ 14,933	$ 27,909	$ 27,374	
Corporate and Fiber-based Products					
Operating Loss	$ (2,357)	$ (2,591)	$ (4,071)	$ (4,980)	
Depreciation and Amortization	120	122	239	243	
EBITDA (c)	$ (2,237)	$ (2,469)	$ (3,832)	$ (4,737)	

(a) Represents accelerated depreciation in the six-month period ended June 30, 2012 associated with the anticipated disposal of equipment in China related to a facility consolidation.

(b) Represents the increase (decrease) resulting from the conversion of current period amounts reported in local currencies into U.S. dollars at the exchange rate of the prior period compared to the U.S. dollar amount reported in the prior period.

(c) Represents a non-GAAP financial measure.

(d) Starting in the first quarter of 2012, geographic revenues are attributed to regions based on customer location. Prior period amounts have been recast to conform to the current presentation.

About Kadant

Kadant Inc. is a leading supplier to the global pulp and paper industry. Our stock-preparation, fluid-handling, doctoring, and water-management equipment and systems are designed to increase efficiency and improve quality in pulp and paper production. Many of our products, particularly in our fluid-handling product line, are also used to optimize production in other process industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $335 million in 2011 and 1,700 employees in 17 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, and economic and industry outlook. Our actual results may differ materially from these forward-looking statements as a result of various important factors, including those set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the quarter ended March 31, 2012. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; our ability to adjust operating costs and manufacturing sufficiently in China to meet demand; commodity and component price increases or shortages; international sales and operations; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; litigation costs related to our discontinued operation; our acquisition strategy; protection of patents and proprietary rights; failure of our information systems or breaches of data security; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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